SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2010 Management Report

Dear Sirs:

We hereby submit the Management Report and Financial Statements of Net Serviços de Comunicação S.A. (“Company” or “NET”) for the fiscal year ended December 31, 2010 and the Independent Auditors Report for the appreciation of the Company’s shareholders, clients and product and service and suppliers, as well as the financial community and society as a whole.

The second half of 2010 was marked by a resurgence of net additions, thanks to the sales recovery of sales and the reduced churn rate (clients leaving the subscriber base). Strong period growth underlined the effectiveness of the growth-targeting initiatives introduced throughout the year.

Once again, the Vírtua Broadband Internet Access was the annual highlight. Focused on client needs, NET launched new speeds of 10Mb, 20Mb, 50Mb and 100Mb in 2010, making it even more attractive and maintaining substantial growth of the client base. Our constant investments in technology have allowed us to provide an increasing number of competitive, high-quality services.

We continued as absolute leaders of the Pay TV market, with a wide range of offerings, from the most basic to the most comprehensive, with several movie, sports, variety and news channels, as well as high definition and the ability to record, thus meeting the product needs of each individual.

As the high definition (HD) pioneer in Brazil, one of the Company’s main objectives in 2010 was to expand the number of subscribers with access to HD programming. As a result of its efforts, NET became the country’s leading Pay TV operator in the HD segment, according to a survey by TNS Research International.

The Voice Service continued to record substantial growth and we remained the portability leader with Net Fone Via Embratel.

NET closed 2010 with a Pay TV subscriber base of 4,212,000 clients, 14% up on the 3,690,000 recorded at the end of 2009. The Broadband base totaled 3,524,000 clients at year-end, 22% more than the 2,882,000 in 2009. Lines in service ended the year at 3,153,000, a 23% improvement over the 2,557,000 reported at the close of 2009.

We believe 2011 will be another year of important achievements and that our commitment to the future will be demonstrated by each and every one of us as we strive once again to meet our goals. After all, O Mundo é dos Nets.

1.     Financial Performance

Net Revenue increased by 17% from R$4,613.4 million, in 2009, to R$5,405.7 million, primarily driven by the expansion of the subscriber base.

Operating Costs and General and Administrative Expenses (including total depreciation and amortization) came to R$4,139.4 million in 2010, 21% up on the R$3,424.5 million posted in 2009, mainly due to business growth. As a percentage of net revenue, general and administrative expenses climbed from 13.8%, in 2009, to 14.7%. The upturn in depreciation and amortization expenses was mainly due to the higher number of residential installations and increased investments in infrastructure.

Annual Selling Expenses totaled R$594.5 million, 18% more than the R$505.1 million reported in 2009. As a percentage of net revenue, selling expenses remained flat at 10.0%. Bad Debt Expenses came to R$41.6 million in 2010, 2% higher than the R$40.7 million registered the year before. However, these expenses remained low, corresponding to around 0.7% of gross revenue in both periods.

Net Financial Expenses and Revenue fell from revenue of R$65.4 million in 2009 to an expense of R$190.1 million, chiefly due to the reversal of the PIS/COFINS provision in 2009. Other factors affecting the variation include exchange gains in 2009 on dollar-denominated loans thanks to the period appreciation of the Real.

Expenses with current and deferred Income Tax and Social Contribution totaled R$160.8 million in 2010, versus a positive R$47.0 million in 2009, mainly due to the corporate restructuring, which allowed for the recognition of certain fixed assets in the balance sheet.

Total Assets closed the year at R$8.5 billion, 2% more than in 2009.

Cash and Cash Equivalents totaled R$821.6 million, 19% down on the R$1,015.6 million recorded in 2009, mainly due to the upturn in period investments (capex), especially in network expansion and modernization.

Gross debt, which includes principal and incurred interest, closed 2010 at R$2,178.3 million, 1% down on 2009. Short-term debt accounted for 5% of total debt.

Net debt (Gross debt less cash and cash equivalents) stood at R$1,356.7 million, versus R$1,183.2 million at the end of 2009, while the Net Debt to EBITDA ratio fell from 0.95x to 0.87x in the same period.

Annual capex totaled R$1.2 billion, 15% more than in 2009, with the variable portion, which is allocated to client acquisitions, residential installations and equipment purchases, representing 58% of the total. The remainder was allocated to maintenance and network and bidirectional expansion projects.

2.     Capital Market

Embratel, an important shareholder and signatory to the NET shareholders’ agreement, held a public tender offer for all the preferred shares issued by NET. The auction was held on October 7, 2010, when Embratel announced that it acquired 143.9 million preferred shares at a unit price of R$23.00 per share. Given the adherence of more than two-thirds of shareholders, the offer was extended until January 13, 2011, pursuant to CVM Instruction 361. Embratel now holds 210,838,097 preferred shares, corresponding to 92.3% of NET’s total preferred shares, while Embrapar, together with its subsidiary Embratel, now holds 223,080,448 preferred shares, representing 97.6% of NET’s total preferred shares.

On January 13, 2011, Embrapar’s direct and indirect interest in NET’s capital, together with that of its subsidiary Embratel, is 91.9%.

3.     Human Resources

We constantly seek to align all our employees in terms of maintaining our strategy and achieving our goals, within an ethical environment characterized by constant professional development. We encourage our employees to pursue refresher courses and university extension courses and we have a compensation plan that is directly linked to our results. The Company maintains a profit sharing agreement for all employees, based on specific indicators and targets, which aims to motivate the achievement of growth, profitability and service quality objectives.

4.     Social Responsibility

Connecting people for a better world. In 2010 NET continued with its commitment to social responsibility, improving on the NET Education portal, our first major social responsibility project. This completely free program, initially designed to improve teachers’ training, was launched in 2004 and provides free access to online content and environments, thereby expanding and enhancing the use of technology and the collective construction of knowledge through educational and cultural projects focused on stimulating individuals and communities.

Another important project is NET Community, which encourages the community to play an active role in social transformation and creates the necessary conditions so that everyone can develop as individuals, professionals and citizens. The program is founded on three pillars: Community Reporter, an annual means of communication and technology course with a focus on community communications; NET Actions, through which NET volunteers take part in community initiatives; and Culture and Leisure Sessions, which include movie screenings, interactive games, cultural exhibitions and presentations and one-off or modular, short-term workshops offering training in means of communication, art and technology in the communities of Cambuci, in São Paulo, and Vila União, in Campinas.

5.     Relations with the Independent Auditors

The complete audit of the financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Brazilian accounting practices was conducted by Ernst & Young Terco. Services undertaken by Ernst & Young Terco that were unrelated to the audit were mainly related to reviewing documents for the issue of securities, compliance with tax regulations in regard to the preparation of income tax declarations, and complementary information for the Federal Revenue Service (Fcont), the fees for which totaled R$0.9 million, equivalent to 42% of the fees for auditing the financial statements in 2010.  Services not related to the audit were provided in less than one year by specialized teams completely independent of the team responsible for auditing the financial statements, pursuant to the Company’s procedures for ensuring the objectivity and autonomy of the external auditors.

The Fiscal Council also exercises the functions of the Audit Committee pursuant to the standards required by the law and U.S. capital market regulations, supervises the operations and autonomy of the independent auditors, analyzes the scope and declarations of the auditors as to their independence, approves the nature of all the services provided in advance and forwards its report to the Board of Directors.

6.     Acknowledgements

Our mission to BE THE BEST CABLE MULTISERVICE CABLE SOLUTION CONNECTING PEOPLE IN THEIR HOMES WITH THE WORLD is what guides our decisions and the performance of our daily tasks. Every day, we do everything possible to deliver services that set us apart in the market so that our clients are satisfied while using our products and services in the comfort and convenience of their homes.

We would like to take his opportunity to thank all those with whom we dealt in 2010 hope to count on you once again, while reaffirming that we are COMMITTED TO THE FUTURE to ensure the perpetuity of our company, guarantee returns for our shareholders, give back to society and provide top quality service to our clients.

The Company entered into an Agreement to Adopt Level 2 Special Corporate Governance Practices with the São Paulo Stock Exchange (BOVESPA). Level 2 comprises a select group of companies who undertake to adopt more stringent corporate governance practices. The Company’s annual and quarterly financial statements also include additional BOVESPA requirements. Pursuant to the Company’s Bylaws, disputes or controversies arising from or related to its Bylaws, the Level 2 Listing Rules, Corporate Law, the regulations issued by the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities and Exchange Commission and the BOVESPA, and all the other rules governing the functioning of the capital market in general will be submitted to arbitration by the Market Arbitration Chamber, instituted by the BOVESPA (Arbitration Clause).

São Paulo, February 9, 2011.

Management

NET SERVIÇOS DE COMUNICAÇÃO S A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 09, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.